SUBSCRIPTION AGREEMENT

5 MILE BREW COMPANY LLC

5 Mile Brewing Company LLC
330 E. Lincoln Ave.
Royal Oak, MI 48067 USA
c/o Paul Hoskin

Dear sir:

The undersigned acknowledges that 5 Mile Brewing Company LLC, a Michigan limited liability company (the "**Company**"), is offering an aggregate of 1,000,000 Non-Voting Common Units (the "**Units**") to certain investors pursuant to a "Regulation Crowdfunding" offering (the "**Offering**") as set forth in in those certain offering materials (as supplemented or amended from time to time, the "**Offering Materials**") available to the undersigned on the Company offering profile at https://www.mainvest.com.

The undersigned further acknowledges that the Offering consists of the sale of Units at a price per Unit of $10.00 and that immediately preceding the Offering, there are 10,000,000 Units issued and outstanding. The undersigned further acknowledges that (a) the Company will not, except if waived in writing by the Company, accept subscriptions for less than $500 (corresponding to the purchase of 500 Units); (b) if the Company fails to receive offers to purchase Units exceeding the target offering amount identified in the Offering Statement (also known as a Form C) filed in connection with the Offering (as may be amended or supplemented by a Form C/A) (the "**Target Offering Amount**"), the Company may reject this Subscription Agreement and cancel the Offering; (c) the Company will accept subscriptions for Units on a first come, first served basis, as and when such subscription agreements, along with the required consideration, are received; (d) the Company may accept only a portion of a subscription for Units in its discretion; (e) the Manager of the Company ("**Manager**") reserves the right, in Manager's sole discretion, (i) to accept or reject any subscription agreement or limit the amount of Units which any investor in the Offering may acquire; (ii) to accept investment in excess of the target offering amount up to a certain maximum investment amount, each as identified in the Offering Statement filed in connection with the Offering (as may be amended or supplemented); and (f) the ownership of Units shall be subject to the terms and conditions of the governing documents of the Company, including, without limitation, the Articles of Organization of the Company filed with the Department of Licensing and Regulatory Affairs of the State of Michigan, as amended, and the Amended and Restated Operating Agreement of the Company ("**Operating Agreement**").

The undersigned understands that the Units being offered are not subject to an effective registration statement under the Securities Act of 1933, amended (the "**Securities Act**") and applicable state securities laws, and that the Units are being offered and sole in reliance on exemptions provided under Title III of the Jobs Act and Regulation Crowdfunding, described in 17 CFR §§ 227.100-502 (the "**CF Exemption**"). The undersigned further understands that (i) no governmental authority has made any finding or determination relating to the fairness or the merits of the Offering and (ii) the undersigned has no right to require the Company to register the Units under federal or state securities laws at any time.

Based on the above acknowledgements, and subject to the terms and conditions of this Subscription Agreement, the undersigned hereby agrees as follows:

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Offering Materials, the undersigned hereby irrevocably subscribes for the Units set forth in Appendix A hereto for the aggregate purchase price set forth in Appendix A, which is payable as described in 4 hereof. The undersigned acknowledges that the Units will be subject to restrictions on transfer as set forth in this subscription agreement (the "**Subscription Agreement**").

2. Acceptance of Subscription and Issuance of Units. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in 3 hereof. Notwithstanding anything in this Subscription Agreement to the contrary, the Company shall have no obligation to issue any of the Units to any person who is a resident of a jurisdiction in which the issuance of Units to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "**State Securities Laws**").

3. The Closing; Deliverables. The closing (the "**Closing**") of the purchase of the Units by the undersigned shall take place on such date that the Company accepts this subscription; provided, however, the Company shall not accept this subscription unless and until the date the Company receives offers to purchase Units meeting or exceeding the Target Offering Amount.

Prior to acceptance of this Subscription Agreement by Company, the Manager must receive from the undersigned (a) this Subscription Agreement, duly completed and executed by the undersigned, and (b) payment of the full investment amount, as set forth in Appendix A, via Automatic Clearing House (ACH) Transfer or Debit Card to an escrow account that shall hold all funds from subscriptions to purchase Units designated by Mainvest, Inc. until such time as the Target Offering Amount is achieved. Upon receipt of valid subscriptions and payment for Units in excess of the Target Offering Amount, Mainvest will instruct the Escrow Agent to transfer all capital raised, less fees owed to Mainvest, to the Company within five (5) business days of the funding, and the Company will deliver a signed counterpart of this Subscription Agreement within ten (10) days of the funding transfers. The undersigned recognizes that the Company shall have the right to reject this subscription, in whole or in part, for any reason whatsoever and return the subscription proceeds without interest.

4. Agreement to be Bound by Operating Agreement. As of the Closing, the undersigned shall be admitted to the Company as a Member (as that term is defined in the Operating Agreement) and shall have all the rights and be subject to all the obligations of such Member, as an owner of Non-Voting Units, under the Operating Agreement. The undersigned understands and agrees that his, her, or its ownership of Units will be governed by the Operating

Agreement and undersigned shall be bound by all the terms and conditions of the Operating Agreement.

5.   Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

(a)   The Company has been duly incorporated and is validly existing under the laws of Michigan, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

(b)   The Units have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Offering Materials.

6.   Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

(a)   General.

(i)   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Units, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule, or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

(ii)   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Units as a nominee or agent or otherwise for any other person.

(iii)   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Units and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

(iv)   The undersigned: (A) does not have an overall commitment to investments that are not readily marketable that is disproportionate to his, her or its net worth, and his, her or its acquisition of the Units will not cause such overall commitment to become excessive, and (B) has adequate net worth and means of providing for his, her or its current needs and personal contingencies to sustain a complete loss of his, her or its investment in the Units, and has no need for liquidity in the investment in the Units. The undersigned's investment in the

Units, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, does not exceed the maximum amount allowed by governing regulations and described by 17 CFR §227.100(a)(2).

(b)   Information Concerning the Company.

(i)   The undersigned has received a copy of the Offering Materials. The undersigned has not been furnished any offering literature other than the Offering Materials, and the undersigned has relied only on the information contained therein.

(ii)   The undersigned understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Offering Materials and in this Subscription Agreement. The undersigned represents that it is able to bear any loss associated with an investment in the Units.

(iii)   The undersigned confirms that it is not relying on any communication (written or oral) of the Company or any of its affiliates, as investment or tax advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Offering Materials or otherwise by the Company or any of its affiliates shall not be considered investment or tax advice or a recommendation to purchase the Units, and that neither the Company nor any of its affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The undersigned acknowledges that neither the Company nor any of its affiliates has made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority to invest in the Units.

(iv)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Offering Materials. The undersigned has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

(v)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(vi)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this private placement at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect, and the Company shall return the previously paid subscription price of the Units, without interest thereon, to the undersigned.

(vii)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

(c)   Non-Reliance.

(i)   The undersigned represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of the Company, as investment advice or as a recommendation to purchase the Units, it being understood that information and explanations related to the terms and conditions of the Units and the other transaction documents that are described in the Offering Materials shall not be considered investment advice or a recommendation to purchase the Units.

(ii)   The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Units or (B) made any representation to the undersigned regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Units is suitable and appropriate for the undersigned.

(d)   Restrictions on Transfer or Sale of Units.

(i)   The undersigned is acquiring the Units solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The undersigned understands that the Units have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(ii)   The undersigned agrees that the undersigned will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire or take a pledge of) the Units except in compliance with the Company's Operating Agreement and the CF Exemption. The undersigned acknowledges that the transferability of the Units is severely limited and that the undersigned must continue to bear the economic risk of this investment for an indefinite period unless the sale or transfer thereof is subsequently registered under the Securities Act and applicable state securities laws or an exemption from such registration is available, and that during the period in which the Units are being offered and sold by the Company, and for a period of twelve months from the date of the last sale by the Company of the Units in the Offering, all permitted resales of all or any part of the Units, by any person, shall be made only in accordance with the CF Exemption.

(iii)   The undersigned understands that the Units are "restricted securities" under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "**Commission**") provide in substance that the undersigned may dispose of the Units only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, and the undersigned understands that the Company has no obligation or intention to register any of the Units or the offering or sale thereof, or to take action so as to permit offers or sales pursuant to the Securities Act or an exemption from registration thereunder (including pursuant to Rule 144 thereunder). Accordingly, the undersigned understands that under the Commission's rules, the undersigned may dispose of the Units only in "private placements" which are exempt from registration under the Securities Act, in which event the transferee will acquire "restricted securities," subject to the same limitations that apply to the Units in the hands of the undersigned. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Units for an indefinite period of time.

7.   Obligations Irrevocable. The obligations of the undersigned shall be irrevocable.

8.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

9.   Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party, and any attempted assignment without such prior written consent shall be void.

10.   Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

11.   Submission to Jurisdiction. With respect to any suit, action, or proceeding relating to any offers, purchases, or sales of the Units by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal and state courts located in the City of Detroit, Michigan, which submission shall be exclusive, unless none of such courts has lawful jurisdiction over such Proceedings.

12.   Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Michigan.

13.   Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

14.   Electronic Execution; Counterparts. The parties may execute this Subscription Agreement by means of electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000) and the parties agree that the receipt of this Subscription Agreement so executed shall be binding on such parties and shall be construed as originals. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

15.   Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid to the addresses set forth herein (or such other address as either party shall have specified by notice in writing to the other).

16.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns.

17.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company and the Closing, (ii) changes in the transactions, documents and instruments described in the Offering Materials which are not material or which are to the benefit of the undersigned, and (iii) the death or disability of the undersigned.

18.   Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Units pursuant to this Subscription Agreement which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

19.   Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the signature date below.

PURCHASER:

_____
Signature

_____
Name

Tax ID: _____

Street Address:

_____
_____
_____
_____

Email: _____

Phone: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company.

5 MILE BREWING COMPANY LLC

By: _____
DocuSigned by:
Dayne Bartscht
396D6D568A71444...

Name: Dayne Bartscht

Title: Managing Partner

APPENDIX A

Consideration to be Delivered

<u>Number of Units</u>   <u>Aggregate Purchase Price to be Paid</u>

_____   US$ _____